March 19, 2015

VIA HARD COPY AND EDGAR

Mr. John Cash
Accounting Branch Chief
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

Re: The Valspar Corporation
Form 10-K for the Fiscal Year Ended October 31, 2014
Filed December 22, 2014
File No. 1-3011

Dear Mr. Cash:

This letter responds on behalf of The Valspar Corporation (the “Company”) to your comment letter to Mr. James L. Muehlbauer dated February 20, 2015 with respect to the filings listed above. Included below are your comments and the corresponding responses supplied by the Company:

Form 10-K for the Fiscal Year Ended October 31, 2014

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 11

General

1.

We note from your November 25, 2014 earnings call that you expect a negative revenue impact during fiscal 2015, in the range of $150 million to $180 million, resulting from the adjustment of product line offerings at “a customer in North America.” We also note several news reports that indicate this product line adjustment relates to your significant customer, Lowes. It is not clear to us how and why you believe your current MD&A disclosures adequately address this event. It appears to us this represents a known event/trend that may be reasonably expected to materially impact your results of operations and should be more fully and transparently disclosed and discussed in MD&A. Please tell us, and revise MD&A in future filings to address: the specific facts and circumstances surrounding this loss of business in the paint segment; any measures you are taking to offset the related declines in sales and earnings; the potential impact of this product line adjustment on other sales to this significant customer; and your expectations regarding future sales trends in the paint segment. Refer to Item 303(a)(3) of Regulation S-K.

As noted by the Staff, on our November 25, 2014 earnings call we informed investors that we expected a negative revenue impact during fiscal 2015, in the range of $150 million to $180 million, resulting from an adjustment in our product line offering at “a customer in North America.” This adjustment related to sales of Valspar’s “Ultra Premium” product line to our customer, Lowe’s Companies, Inc. Following a review of the various product offerings in its paints department, this customer advised us that it intended to discontinue purchasing this specific product line offering in calendar year 2015 and would be adding products supplied by another paints manufacturer. We will continue to supply this customer with the other product line offerings. The “Ultra Premium” line is only one of several product offerings we sell to this customer.

This adjustment in our product line offering did not affect our fiscal year 2014 sales or reported income from continuing operations. When we filed our fiscal year 2014 Form 10-K, we were still assessing the expected fiscal year 2015 impact of this adjustment. Discussions about the timing to implement this adjustment and potential offsets to the revenue impact were ongoing, and we were developing, but had not yet finalized, our plans to partially mitigate the effect of the reduction in revenues, including restructuring activities and reductions in operating expenses. The information we provided on our earnings call was intended to inform investors of the potential magnitude of this adjustment along with other factors relevant to our expected revenues in fiscal year 2015.

Our first quarter 2015 Form 10-Q MD&A includes a discussion of this adjustment in our product line offering and other material known trends or uncertainties in accordance with Item 303(a)(3) of Regulation S-K. In particular, we continue to evaluate the impact on our actual and expected results of this adjustment in our product line offering. The impact of this adjustment remains subject to a variety of factors, many of which are outside of our control, but we expect this adjustment in our product line offering will result in reduced sales in fiscal year 2015, with the greatest impact in our second, third and fourth fiscal quarters. Below is an excerpt from the MD&A in our first quarter Form 10-Q filed on March 11, 2015, which addresses the currently known and expected effects of this adjustment within the Paints segment:

Paints Segment Net Sales – Our Paints segment net sales for the first quarter of 2015 decreased 0.9%, including a negative impact of 2.5% from foreign currency. Excluding the foreign currency impact, the 1.6% increase in net sales was driven by net new business wins in all regions, partially offset by declines in North America resulting from the comparison to strong results in the first quarter of 2014 due to initial shipments of Valspar-branded paints to a new customer in the hardware channel.

Paints segment sales in North America in fiscal 2015 are expected to decline versus the previous year primarily due to an adjustment in our product line offering by a significant customer in the home improvement channel. This customer informed us that in 2015 they were discontinuing one of the several products that we supply. The impact of this adjustment on the first quarter of 2015 net sales was not significant, but we expect net sales in North America to decline in the balance of fiscal year 2015 as a result of this adjustment. The total impact of this adjustment on fiscal 2015 net sales is expected to be in the range of $150,000 to $180,000. We have taken actions to mitigate a portion of the effect on our business of this expected sales decline, including reductions in operating expenses as well as restructuring activities in the Paints segment (see Note 15 in the Condensed Consolidated Financial Statements for more information on restructuring activities).

In future filings, as required by Item 303(a)(3) of Regulation S-K, we will continue to include a discussion of the known and expected effects of the adjustment in our product line offering, along with other factors, on our expected results.

Results of Operations, page 12
Financial Results 2014 vs. 2013 – Consolidated Operating Expenses, page 13

2.

Please tell us, and revise future filings to disclose, the reasons for the $6.4 million decrease in the allowance for doubtful accounts during fiscal 2014 and the related impact on your operating results.

The decrease in the allowance for doubtful accounts during fiscal year 2014 included $4.5 million in adjustments to our bad debt expense, recorded as a reduction in operating expenses, and $1.8 million in uncollectable accounts written off, net of recoveries. This adjustment to our bad debt expense primarily resulted from favorable collection results in our Coatings segment in Europe. In fiscal year 2014, this adjustment had an immaterial effect on our operating expenses. Consolidated Operating Expenses increased 13.1% in fiscal year 2014, including the benefit of bad debt expense of approximately 0.5%. In future filings, we will disclose the reasons for any material changes in our allowance for doubtful accounts and the related impact on our operating results.

Financial Condition, page 15
Cash Flow and Net Working Capital, page 15

3.

We note you present “net working capital” as a key metric you use to measure the effectiveness of your working capital management. Given that your definition of net working capital excludes significant accounts such as cash and cash equivalents, short-term debt, the current portion of long-term debt, and other current accrued liabilities, that are normally included in working capital, please tell us, and expand your disclosures in future filings:

	•	To explain why you believe excluding items normally included in the definition of working capital is meaningful and appropriate;

In future filings, beginning with our 2015 Form 10-K, we will present and refer to working capital in its customary form (Current Assets – Current Liabilities), rather than our internal definition. We disclosed Net Working Capital (Accounts Receivable + Inventory – Accounts Payable) as a percentage of net sales, as this is a metric we use internally to measure the effectiveness of our performance, and certain peers in our industry also disclose this metric in their public filings. However, we agree that the customary definition of working capital presents a more complete picture of our working capital management.

	•	To discuss your ability to meet near-term commitments given that current liabilities exceed current assets by approximately $127 million at October 31, 2014; and

We have the ability to meet our near-term commitments utilizing cash flow from operations, existing lines of credit, access to credit facilities and access to debt and capital markets. As of October 31, 2014, we had $440 million of available borrowing capacity to meet near-term commitments. The capacity was comprised of $261 million in unused committed bank credit facilities and $179 million of uncommitted bank credit lines. In our first quarter Form 10-Q filed on March 11, 2015, under “Financial Condition – Debt and Capital Resources” in Part I, Item 2, we disclose our committed bank credit facilities and other cash resources.

	•	To not refer to the measure you present as “Working Capital” in Selected Financial Data.

In future filings, beginning with our 2015 Form 10-K, we will disclose a working capital metric calculated as current assets less current liabilities within our Selected Financial Data.

4.

We note that in fiscal 2014 cash provided by operating activities relative to net income was significantly less than in prior fiscal years, primarily due to changes in working capital components, including increases in accounts receivable and inventories. Please tell us, and revise future filings to more fully explain, the reasons for the current year increases in accounts receivable and inventories relative to prior years and disclose and discuss any other metrics you use to track and evaluate accounts receivable and inventory balances.

The increase in accounts and notes receivable in the statement of cash flows in 2014 as compared to 2013 primarily reflects changes in the mix of geographic and business sales during the year. This increase was driven by businesses and geographies where customer payment terms are longer than our consolidated average. Additionally, we experienced higher sales later in the fourth quarter of fiscal year 2014 as compared to fiscal year 2013. As a result of these factors, we collected fewer receivables prior to year-end than we had in 2013, our ending accounts receivable balance was higher in 2014 and the use of cash related to accounts receivable was greater in 2014. The increase in accounts and notes receivable in the statement of cash flows in 2014 also includes the effect of recording $24M of bankers’ acceptance drafts and commercial acceptance drafts that were sold with recourse and thus remain on our balance sheet until maturity.

The increase in inventories in 2014 was driven by inventory builds to support new business wins. As this is an investment in future growth, the full impact of these inventory builds is not reflected in the net income for the year. There were no similar initiatives of the same magnitude in the prior fiscal year.

We review accounts receivable in relation to the prior year based on the timing of sales and our sales mix by region, business group and customer. We expect inventories to fluctuate based on forecasted sales, with some effect from increases related to upcoming product launches.

In future filings, beginning with our first quarter 2015 Form 10-Q, we will more fully explain the reasons for significant changes in accounts receivable and inventories. Below is an excerpt from the MD&A in first quarter Form 10-Q filed on March 11, 2015.

Cash flow used in operations was $23,322 for the three months ended January 30, 2015, compared to cash provided by operations of $9,317 for the same period last year. Cash flow from operations decreased due to higher incentive compensation payments and increases in accounts receivable primarily due to the timing of sales in the current quarter. These items were partially offset by lower uses of operating cash in 2015 for lower inventory levels, primarily in our Paints segment, and increases in accounts payable due to the timing of raw material purchases.

We note from your November 25, 2014 earnings call that cash flows from operations in fiscal 2014 included “some unique non-recurring uses of cash in the year and the impact of a balance sheet reclassification.” Please more fully explain this statement and revise future filings to more fully explain and discuss specific factors that impact cash flows from operations during each period presented.

In the earnings call, we commented on the comparison of our operating cash flow of approximately $347 million for fiscal year 2014 compared to approximately $399 million for fiscal year 2013. The intent of our comment was to highlight the impact of certain uses of cash in fiscal 2014, particularly a $30 million increase in payments on restructuring actions compared to the prior year and $30 million of contract payments made to a customer in connection with an exclusive supply agreement. Our balance sheet in fiscal 2014 also includes $23 million of discounted bankers’ acceptance drafts and commercial acceptance drafts that were sold with recourse and thus remained on our balance sheet in accounts receivable, with a corresponding amount of short-term notes payable (which was disclosed in Note 9 to the consolidated financial statements). In future filings, we will more fully explain and discuss any specific factors that materially impact cash flows from operations in each period presented.

Item 8. Financial Statements and Supplementary Data, page 24

Note 1 – Significant Accounting Policies, page 32

Revenue Recognition, page 32

5.

We note your disclosure that “freight costs on shipments to our customers are recognized as reductions in revenue as the products are sold.” Please tell us the amount of freight costs you netted against revenue in each period presented and explain to us how you determined your accounting is appropriate based on the provisions of FASB ASC 605-45-45-21.

The amounts of freight costs netted against revenue were $103.2 million, $91.2 million and $86.0 million in the fiscal years ended October 31, 2014, October 25, 2013 and October 26, 2012, respectively. These represent approximately 2.1%, 2.1% and 2.0% of gross revenues in the respective fiscal years. We do not believe these amounts were quantitatively or qualitatively material to our gross revenues and they had no effect on gross profit or net income.

After reviewing ASC 605-45-45-21, we have concluded that our accounting policy for these costs is not consistent with this guidance. We have changed freight costs for all periods presented, beginning with our first quarter 2015, to include freight costs in Cost of Sales in the Consolidated Statements of Operations and also to disclose within the filing the impact of the reclassification. We included the following disclosure in our Form 10-Q for the first quarter of 2015:

In the first quarter of 2015, we changed our policy on the classification of freight costs on shipments to our customers to properly reflect such costs as cost of sales in the Condensed Consolidated Statements of Operations. This change is reflected in all periods presented and the effect on first quarter 2015 and 2014 results was to increase both net sales and cost of sales by approximately $22,700 and $23,000, respectively. Reclassifications had no effect on net income (loss), cash flows or stockholders’ equity as previously reported.

6.	Please tell us, and revise future filings to disclose, the range and weighted average contractual life of your extended furniture protection plans.

The range of contractual lives for our extended furniture protection plans is 3 years to lifetime warranty (estimated as 20 years). We have not sold lifetime warranty plans since 2005. Our furniture protection plans outstanding as of October 31, 2014 have a weighted average contractual life of approximately 11 years; however, we expect to pay substantially all of the claims for such plans within five years. In future filings, beginning with our 2015 Form 10-K, we will disclose the range and weighted average contractual life of our extended furniture protection plans at the balance sheet date.

Other Assets, page 32

7.

We note your disclosure that “we have long-term contracts with certain customers, and costs incurred to obtain these arrangements are recognized over the shorter of the economic or contractual life as an operating expense.” Please provide us the following additional information related to these costs: the amount deferred at each balance sheet date; the amount expensed during each period presented; the time period over which these costs are expensed; the specific nature of these costs; and the specific nature of the long-term contracts to which they relate. If these costs are not related to your extended furniture protection plans, please also explain to us how you determined deferral is appropriate, including the specific accounting literature you relied on.

The costs deferred under long-term contracts with customers are not related to our extended furniture protection plans.

We have entered into long-term contracts with certain customers to serve as the key supplier of coatings or paints. In connection with obtaining these contracts, we are obligated to make various types of up-front payments for which we expect to receive a benefit in excess of the cost over the term of the contract. These up-front payments primarily relate to contract incentives (including launch incentives, slotting fees and customer origination payments). We may also make up-front payments for equipment and fixtures that are required to prepare our product for sale to the end customer. Collectively, these types of up-front payments are deferred and reflected in our consolidated balance sheet in Other Assets.

We account for these up-front payments following the guidance of ASC 605-50 Vendor consideration given to a customer and by analogy to ASC 310-20 Non-refundable fees and ASC 350 Intangibles (intangible assets acquired). Contract incentives are amortized on a straight line basis over the term of the contract, while equipment is amortized on a straight line basis over the shorter of the economic life of the equipment or the term of the contract. Amortization expense for contract incentives is classified in our consolidated income statement as a reduction of revenue. In certain circumstances, payments for equipment will meet the specific identifiable benefit criteria of ASC 605-50 and the amortization expense will be classified in operating expenses. In future filings, beginning with our 2015 Form 10-K, we will revise and clarify our accounting policy disclosures for these items.

As requested, the amount deferred at each balance sheet date, the time period over which these costs are expensed and the amount expensed during each period presented is summarized below.

Amount deferred at each balance sheet date

(in millions $)	October 31, 2014	October 25, 2013	Amortization Term
Contract Incentives	$61.1	$20.1	1 – 20 years
Equipment	7.4	2.8	2 – 3 years
Total	$68.5	$22.9

Amount expensed during each period presented

(in millions $)	October 31, 2014	October 25, 2013	October 26, 2012
Amortization	$17.6	$14.8	$11.3

Goodwill and Indefinite-Lived Intangible Assets, page 32

8.

Based on disclosures in your current and prior year Forms 10-K, it appears to us that there was a reduction in your reporting units from five in fiscal 2013 to four in fiscal 2014. Please explain to us the reason for this change and address the impact, if any, it had on your annual goodwill impairment testing. Also, please ensure future filings adequately address any changes in reporting units.

In our current year Form 10-K, we enhanced our disclosure of reporting units to state the number of our reporting units that have goodwill. We have one additional reporting unit that had an impairment in fiscal year 2011 and no longer has goodwill. There was no change to our reporting units in the current year, and there was no change in our annual goodwill impairment testing. We will ensure that future filings adequately address any changes to our reporting units and the impact such changes have on our annual goodwill impairment testing.

In addition, we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosures in the filing;

•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank you for your comments on our filing, and we would be happy to discuss any further questions you may have on our responses. You may contact Brenda McCormick at (612) 851-7257, or Tim Beastrom at (612) 851-7301 if you have any questions.

Sincerely,

/s/Brenda A. McCormick

Brenda A. McCormick
Vice President and Controller (Principal Accounting Officer)

cc:	James L. Muehlbauer, Valspar Executive Vice President and Chief Financial and Administrative Officer
Tim Beastrom, Valspar Deputy General Counsel
Doug Hunter, Partner, Ernst & Young LLP
Martin Rosenbaum, Partner, Maslon LLP